United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

(Amendment No.      )*

INTEGRATED ENVIRONMENTAL TECHNOLOGIES LTD.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45821F108

(CUSIP Number)

July 14, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 809120108	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Christopher Stamer Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 40,730,967
OWNED BY EACH REPORTING	6	SHARED VOTING POWER
PERSON WITH	7	SOLE DISPOSITIVE POWER 40,730,967
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,730,967 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4% (2)
12	TYPE OF REPORTING PERSON (see instructions) IN - Individual

(1)	Represents (i) 3,970,439 shares of common stock; (ii) 530,303 shares of common stock underlying a warrant to purchase shares of common stock dated February 5, 2015; (iii) 1,587,300 shares of common stock underlying a 12% convertible debenture dated December 3, 2015; (iv) 793,650 shares of common stock underlying a warrant to purchase shares of common stock dated December 3, 2015; (v) 515,875 shares of common stock underlying a warrant to purchase shares of common stock dated December 31, 2015; (vi) 16,666,700 shares of common stock underlying a zero coupon convertible secured debenture dated July 14, 2016 and (vii) 16,666,700 shares of common stock underlying a warrant to purchase shares of common stock dated July 14, 2016.

(2)	Based on 320,571,243 shares outstanding as of July 25, 2016.

13G

CUSIP No. 45821F108	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

Integrated Environmental Technologies, Ltd.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

4235 Commerce Street
Little River, SC 29566

Item 2	(a).	Name of Person Filing:

Christopher Davis
Vicarage House 58-60
Kensington Church Street
London, United Kingdom W84DB

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

40,730,967

(b)	Percent of Class:

11.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See the attached responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the attached responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the attached responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See the attached responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

13G

CUSIP No. 45821F108	Page 4 of 5 Pages

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G

CUSIP No. 45821F108	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2016	/s/ Christopher Davis